SE 03054856 COMMISSION
[illegible], D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 33443

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/02 AND ENDING 03/31/03
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carnes Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8889 Pelican Bay Boulevard, Suite 500
(No. and Street)

Naples FL 34108
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Joyce 239-254-2522
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price Waterhouse Coopers LLC
(Name – *if individual, state last, first, middle name*)

250 W. Pratt Street, Suite 2100 Baltimore MD 21201-2304
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David George Joyce, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carnes Capital Corporation, as of March 31, 2003, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

C.F.O.

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Carnes Capital Corporation and Subsidiary

(an indirect wholly-owned subsidiary of Legg Mason, Inc.)

Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
250 W. Pratt St.
Suite 2100
Baltimore MD 21201-2304
Telephone (410) 783 7600
Facsimile (410) 783 7680

Report of Independent Accountants

To the Board of Directors and Stockholder of
Carnes Capital Corporation and Subsidiary:

In our opinion, the accompanying consolidated statement of financial condition and the related consolidated statements of earnings, changes in stockholder's equity, and cash flows present fairly, in all material respects, the financial position of Carnes Capital Corporation and Subsidiary (the "Company") at March 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.



May 1, 2003

Carnes Capital Corporation and Subsidiary

(an indirect wholly-owned subsidiary of Legg Mason, Inc.)

Consolidated Statement of Financial Condition

March 31, 2003

Assets	
Cash and cash equivalents	$ 6,570,546
Receivable from clearing broker	795,869
Deferred income taxes, net	347,917
Income taxes receivable from affiliate	24,062
Property and equipment at cost, less accumulated depreciation and amortization of $825,046	1,749,397
Investment securities	816,187
Other assets	101,942
Total assets	$ 10,405,920
Liabilities and Stockholder's Equity	
Liabilities:	
Payable to affiliate	$ 686,773
Accrued compensation	4,164,805
Accounts payable and other accrued expenses	294,099
Total liabilities	5,145,677
Commitments and contingencies (Note 5)	
Stockholder's Equity:	
Common stock, $1 par value; 200,000 shares authorized; 105,600 shares issued and outstanding	105,600
Additional paid-in capital	4,470,499
Retained earnings	684,144
Total stockholder's equity	5,260,243
Total liabilities and stockholder's equity	$ 10,405,920

The accompanying notes are an integral part of this consolidated financial statement.

Carnes Capital Corporation and Subsidiary

(an indirect wholly-owned subsidiary of Legg Mason, Inc.)

Consolidated Statement of Earnings

For the Year Ended March 31, 2003

Revenue:	
Commissions	$ 11,210,128
Interest, rebates and dividends, net	2,200,717
Unrealized loss on investment	(709,894)
Total revenue	12,700,951
Expenses:	
Compensation and related expenses	8,651,325
Floor brokerage and clearance fees	1,127,851
Professional and consulting fees	145,078
Travel and entertainment	1,302,054
Communications and technology	939,452
Occupancy	880,660
Other expenses	354,012
Total expenses	13,400,432
Net loss before income taxes	(699,481)
Income tax benefit	(254,822)
Net loss	$ (444,659)

The accompanying notes are an integral part of these consolidated financial statements.

Carnes Capital Corporation and Subsidiary

(an indirect wholly-owned subsidiary of Legg Mason, Inc.)

Consolidated Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2003

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance at March 31, 2002	105,600	$ 105,600	$ 4,470,499	$ 1,628,803	$ 6,204,902
Net loss	-	-	-	(444,659)	(444,659)
Dividends paid to affiliate	-	-	-	(500,000)	(500,000)
Balance at March 31, 2003	105,600	$ 105,600	$ 4,470,499	$ 684,144	$ 5,260,243

The accompanying notes are an integral part of these consolidated financial statements.

Carnes Capital Corporation and Subsidiary
(an indirect wholly-owned subsidiary of Legg Mason, Inc.)
Consolidated Statement of Cash Flows
For the Year Ended March 31, 2003

Cash flows from operating activities:	
Net loss	$ (444,659)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Unrealized loss on investments	709,894
Depreciation and amortization	393,623
Deferred income taxes, net	(230,760)
Changes in operating assets and liabilities:	
Decrease in receivable from clearing broker	685,999
Decrease in other assets	81,110
Increase in payable to affiliate	111,921
Increase in accounts payable and other accrued expenses	133,012
Increase in accrued compensation	2,519,794
Increase in income taxes receivable/payble, net	(704,181)
Net cash provided by operating activities	3,255,753
Cash flows from investing activities:	
Purchase of property and equipment	(400,466)
Net cash used in investing activities	(400,466)
Cash flows from financing activities:	
Distributions to stockholder	(500,000)
Net cash used in financing activities	(500,000)
Increase in cash and cash equivalents	2,355,287
Cash and cash equivalents at beginning of year	4,215,259
Cash and cash equivalents at end of the year	$ 6,570,546
Supplemental disclosures of cash flow information	
Cash paid for interest	$ 2,064

The accompanying notes are an integral part of these consolidated financial statements.

1. Summary of Significant Accounting Policies

A. Organization

Carnes Capital Corporation and Subsidiary (the "Company"), a wholly-owned subsidiary of PCM Holdings, Inc. (the "Parent"), which is a wholly-owned subsidiary of Legg Mason, Inc. ("Legg Mason"), is a broker-dealer registered with the Securities and Exchange Commission under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company generates its revenue principally by providing securities trading and brokerage services to clients of an affiliated entity for which its revenue is transaction based. Institutional Capital Management, Inc. ("ICM") is a wholly-owned subsidiary of the Company. ICM is engaged in a business limited exclusively to investment research.

The consolidated financial statements include the accounts of Carnes Capital Corporation and ICM. All significant intercompany balances and transactions are eliminated in consolidation.

B. Cash and Cash Equivalents

The Company considers money market instruments with original maturities of 90 days or less to be cash equivalents. Cash equivalents at March 31, 2003 represents money market accounts at an unaffiliated bank and broker-dealer.

C. Receivable from Clearing Broker

Receivable from clearing broker represents commissions and interest receivable from the Company's clearing broker. Such amounts are not collateralized and are expected to be fully collectible.

D. Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided on a straight-line basis using an estimated useful life of three to five years for equipment and five to seven years for furniture and fixtures. Leasehold improvements are amortized on a straight-line basis over the lesser of the useful life of the improvement or the term of the lease.

E. Investment Securities

Investment securities represent common stock in the Nasdaq offered through a private placement offering. Investment securities are recorded at market value, based upon the last reported sales price on the securities exchange on which the issue is principally traded. Absent a reported sales price, securities are valued in good faith by management, using estimates it believes approximate fair value.

F. Clearing Arrangements

Pursuant to agreements between the Company and its correspondent clearing broker, securities transactions effected by the Company are cleared on a fully disclosed basis through the correspondent broker.

G. Commissions
Securities transaction revenue and related expenses are recorded on a trade date basis.

H. Income Taxes
The Company files a consolidated federal income tax return with Legg Mason and files separate state tax returns. The provision for federal income taxes was determined as if the Company filed a separate return.

I. Use of Estimates
The consolidated financial statements are prepared in accordance with accounting principals generally accepted in the United States of America that require management to make assumptions and estimates that affect the amounts and disclosures presented. Actual results could differ from those estimates and the differences could have a material impact on the consolidated financial statements.

2. Property and Equipment

The balances of property and equipment at March 31, 2003 are:

Leasehold improvements	$ 1,290,224
Office furniture	782,032
Office equipment	369,985
Software	132,202
	2,574,443
Less: accumulated depreciation and amortization	(825,046)
	$ 1,749,397

Depreciation and amortization expense for the year ended March 31, 2003 was $393,623, and is included in Communication and technology and Occupancy expenses on the Consolidated Statement of Earnings.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule pursuant to Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital equal of $100,000 or 6-2/3% of total aggregate indebtedness, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related ratio of aggregate indebtedness to net capital, as defined, may fluctuate on a daily basis.

As of March 31, 2003, the Company had net capital of $2,890,261, which was $2,571,521 in excess of required capital of $318,740. The Company's percentage of aggregate indebtedness to net capital was 165.4%.

The Company is exempt from the SEC's Customer Protection Rule ("Rule 15c3-3"). Section (k)(2)(ii) of Rule 15c3-3 allows for this exemption since all customer transactions are cleared through other broker-dealers on a fully-disclosed basis.

4. Income Taxes

The provision for income taxes consists of:

Federal	$ (218,672)
State	(36,150)
	$ (254,822)
Current	$ (24,062)
Deferred	(230,760)
	$ (254,822)

The Company's effective income tax rate differs from the statutory federal tax rate primarily as a result of state income tax benefits and non-deductible expenses.

The income tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

Deferred income tax assets:	
Accrued compensation	$ 187,998
Accrued expenses	33,573
Deferred income	273,842
	495,413
Deferred income tax liabilities:	
Accelerated depreciation	(108,186)
Other	(39,310)
	(147,496)
Net deferred tax asset	$ 347,917

5. Employee Benefits

The Company's employees participate in a pension plan administered by an affiliate of the Company. The Company contributed six percent of participant's eligible compensation to the plan. Pension plan expenses were $126,424 for the year ended March 31, 2003.

The Company's employees participate in a 401(k) salary deferral plan administered by an affiliate of the Company. Employees are permitted, within limitations imposed by tax law, to make pre-tax contributions to the 401(k) plan pursuant to salary reduction agreements. The Company matches the employees' contributions up to a maximum of four percent. Plan expenses were $80,861 for the year ended March 31, 2003.

6. Commitments and Contingencies

Under operating leases, with remaining noncancelable terms in excess of one year as of March 31, 2003, minimum aggregate annual rentals for office space are as follows:

Year Ending March 31,	
2004	$ 332,272
2005	343,902
2006	355,938
2007	368,396
2008	381,290
Total	$ 1,781,798

The Company's rent expense, including related charges, was $569,542 for the year ended March 31, 2003.

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At March 31, 2003, the Company has recorded no liabilities, and during the year then ended incurred no costs, with regard to this right.

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as they would involve future claims that may be made against the Company that have not yet occurred.

7. Related Party Transactions

Commission revenue for the year ended March 31, 2003 includes $10,364,989 (92.5%) from clients of the Company that are also a client of an affiliate, which serves as investment advisor to the clients. The Company shares various assets with, and pays shared and other expenses with, the investment advisor to the clients. Other entities affiliated with Legg Mason also provide certain supporting administrative services to the Company and certain expenses of the Company are paid for by, and reimbursable to, an affiliated entity. These expenses totaled $4,340,048 for the year ended March 31, 2003.

As noted above, the Company has significant transactions with affiliates. The Company's results from operations may not be indicative of the results of operations of the stand-alone company.

In accordance with the purchase agreement, 80% of the combined revenues of the Company and an affiliate, as defined, are distributed to Legg Mason. The remaining 20% is used to pay the operating expenses of the Company and its affiliate. During the year ended March 31, 2003, the Company distributed $500,000 to Legg Mason.

8. Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

9. Fair Value of Financial Instruments

Financial Accounting Standards Board Statement No. 107, Disclosures About Fair Value of Financial Instruments, requires that all entities disclose the fair value of financial instruments, as defined, for both assets and liabilities recognized and not recognized in the statement of financial condition. The Company's financial instruments, as defined, are carried at, or approximate, fair value.

SUPPLEMENTAL SCHEDULE

Carnes Capital Corporation

(an indirect wholly-owned subsidiary of Legg Mason, Inc.)

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

March 31, 2003

Net capital	
Total stockholder's equity	$ 5,260,243
Deductions:	
Nonallowable assets:	
Petty cash	500
Property and equipment, net	1,749,397
Other assets	297,520
Total deductions	2,047,417
Net capital before haircuts on securities positions	3,212,826
Haircuts on securities	322,565
Net capital	$ 2,890,261
Aggregate indebtedness:	
Items included in statement of financial condition:	
Accounts payable	$ 4,037,013
Accrued expenses	744,099
Total aggregate indebtedness	$ 4,781,112
Computation of basic net requirement:	
Minimum net capital required (based on aggregate indebtedness)	$ 318,740
Minimum net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above)	$ 318,740
Excess net capital over requirement	$ 2,571,521
Excess net capital at 1000%	$ 2,412,149
Percentage of aggregate indebtedness to net capital	165.4%

Statement Pursuant to Paragraph (d)(4) of SEC Rule 17a-5.

There are no material differences between this computation of net capital under Rule 15c3-1 and the corresponding computation prepared by Carnes Capital Corporation and included in its unaudited Part II FOCUS filing as of the same date.

Carnes Capital Corporation

(an indirect wholly-owned subsidiary of Legg Mason, Inc.)

Schedule II - Computation of Determination for Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is not required to file the above schedule as it claims exemption from Rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule as all customer transactions are cleared through other broker-dealers on a fully-disclosed basis.

OTHER INFORMATION

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
250 W. Pratt St.
Suite 2100
Baltimore MD 21201-2304
Telephone (410) 783 7600
Facsimile (410) 783 7680

**Report of Independent Accountants on
Internal Control Required by SEC Rule 17a-5**

To the Board of Directors of
Carnes Capital Corporation:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Carnes Capital Corporation and Subsidiary (the "Company") for the year ended March 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

PRICEWATERHOUSECOOPERS

statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



May 1, 2003